Exhibit 99.1

RISK FACTORS AND CAUTIONARY STATEMENTS.

When used in this Annual Report on Form 10-K and in future filings by the Company with the Securities and Exchange Commission, in our press releases, letters and reports to stockholders and in oral statements made by our representatives, the words or phrases ‘should,’ ‘are expected to,’ ‘targeted,’ ‘will continue,’ ‘will approximate,’ ‘is anticipated,’ ‘estimate,’ ‘project’ or similar expressions are intended to identify ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to certain risks and uncertainties, including those discussed below, which could cause our actual results to differ materially from our historical experience and our present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors listed below could affect our financial performance and could cause our actual results for future periods to differ from any opinions or statements expressed with respect thereto. Such differences could be material and adverse. We will not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ESTIMATES OF FUTURE FINANCIAL RESULTS ARE INHERENTLY UNRELIABLE.

From time to time, the Company and its representatives may make public predictions or forecasts regarding the Company’s future results, including estimates regarding future revenues, expense levels, tax rates, capital expenditures, earnings or earnings from operations. Any forecast regarding our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and, as a matter of course, many of them will prove to be incorrect. Further, the achievement of any forecast depends on numerous factors, including the considerations specific to our business that are outlined in this discussion as well as general economic and geopolitical trends that can adversely affect the market for our products and services. Many of the factors that can adversely affect our business are beyond our control. As a result, there can be no assurance that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. Investors are cautioned not to base their entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize the entire available mix of historical and forward-looking information made available by us, and other information relating to our Company and our products and services, when evaluating our prospective results of operations.

OUR ABILITY TO EXPAND THROUGH ACQUISITIONS INVOLVES RISKS AND MAY NOT BE SUCCESSFUL.

We are currently considering possible acquisitions to complement and grow our existing businesses. Our ability to expand through acquisitions involves many risks, including:

-	the operations, technology and personnel of any acquired companies may be difficult to integrate;

-	the allocation of management resources to consummate these transactions may disrupt our day to day business;

-	the acquired businesses may not achieve anticipated revenues, earnings or cash flow. Such a shortfall could require us to write-down the goodwill associated with any acquired company, which would adversely affect our reported earnings; and

-	acquisitions may require us to record special charges that reduce our earnings.

CONSOLIDATION IN THE INDUSTRIES WE SERVE MAY ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND SERVICES.

Mergers, acquisitions and personnel changes at financial institutions and electronic funds transfer networks may adversely affect our business, financial condition and results of operations. The banking and EFT industries continue to consolidate, causing the number of financial institutions and processing networks to decline. This consolidation could cause us to lose:

-	current and potential customers;

-	market share if an entity resulting from a combination of our customers determines that it is more efficient to develop in-house products and services similar to ours or to use our competitors’ products and services; and

-	revenue if such a combined institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

For example, J.P. Morgan Chase and Bank One, both of which utilize our risk management products, merged in 2004. Similarly, the STAR network, formerly one of the larger customers of our electronic payments processing business, was purchased by one of our competitors, Concord EFS, during 2001. First Data Corporation, which owned a substantial equity interest in the NYCE Network, subsequently purchased Concord EFS. Following this acquisition, First Data sold its interest in the NYCE network to our competitor, Metavante, a subsidiary of M&I Bank. Both the STAR and NYCE networks utilize our electronic funds transfer software.

WE ARE UNABLE TO PREDICT THE RESULTS OF THE PURPORTED CLASS ACTION LAWSUIT FILED IN FLORIDA.

The Company, along with numerous other defendants, is a defendant in an action pending in the U.S. District Court for the Southern District of Florida. The complaint in this action alleges that the Company purchased motor vehicle records from the State of Florida and used that data for marketing and other purposes that are not permitted under the Federal Driver’s Privacy Protection Act. The plaintiffs are seeking liquidated damages of not less than $2,500 for each affected member of a purported class, plus costs and attorney’s fees. The plaintiffs are also asking for injunctive relief to prevent further alleged violations of the Federal Act. In March 2004, the Company joined in a motion to dismiss this case filed by the co-defendant and the Company filed its own further motion to dismiss a portion of this case filed by a motion for summary judgment in June 2004. All these motions are pending before the court.

The Court has stayed all further proceedings in this case pending the decision by the Eleventh Circuit Court of Appeals in Kehoe v. Fidelity Federal Bank & Trust. The Company cannot predict whether the plaintiffs in this case will be successful in certifying their complaint as a class action. The Company believes that it has meritorious defenses with regard to the allegations made in this lawsuit and intends to vigorously defend this action. Litigation is, however, by its nature uncertain and an unfavorable resolution of this lawsuit could materially adversely affect our business, results of operation or financial condition.

WE FACE INTENSE COMPETITION IN ALL AREAS OF OUR BUSINESS, AND IF WE DO NOT COMPETE EFFECTIVELY, OUR BUSINESS WILL BE HARMED.

We face intense competition from a number of companies and we expect that competition will intensify as the movement towards increasing consolidation within the financial services industry continues. The high levels of competition we experience have led to pricing pressures in all aspects of our business. Many of our competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

In the electronic payments market, our principal competitors include:

-	third-party debit network processors, including First Data Corporation, VISA Debit Processing Services, Fifth Third Processing Solutions, Metavante Corporation and Fiserv;

-	financial institutions that have developed in house processing capabilities or services similar to ours, including Bank of America, M&I Bank and Fifth Third National Bank;

-	electronic funds transfer software providers, including Transaction System Architects, S2 and S1; and

-	government service (EBT) providers including J.P. Morgan Chase and ACS.

In the risk management market, our principal competitors include:

-	providers of fraud management data and software including Primary Payment Systems (a subsidiary of First Data Corporation), Equifax, Experian, TransUnion and RiskWise (a division of Lexis-Nexis of Reed Elsevier); and

-	retail check verification and electronic check processing providers, including Certegy and Telecheck, a subsidiary of First Data Corporation.

In the global outsourcing market, our competitors include Spectramind/Wipro Ltd, Intelenet Global Services Ltd., Progeon Ltd. (an Infosys Technologies company), WNS Global Services, Daksh services (a subsidiary of IBM) and numerous other business process and IT outsourcing service providers.

In the market for electronic transaction processing, the principal factors on which we compete are price and service levels and the features and functionality associated with our EFT software and processing services. The future growth of our revenues in this market is dependent upon securing an increasing volume of transactions. If we cannot control our transaction processing expenses, we may not remain price competitive and our revenues will be adversely affected. Our revenues can also be adversely affected if we are required to make pricing concessions to retain significant processing customers. In addition, some of our competitors have indicated that they may be prepared to provide customer prospects with up-front cash incentives to acquire or retain their processing business. Given that these competitors have substantially greater financial resources than we do, it will be difficult for us to obtain significant new processing customers, or retain the customers we have, if this approach becomes a significant competitive factor.

We have also seen an effort by processors such as First Data Corporation and VISA that are affiliated with branded networks to seek exclusive processing relationships with the debit card-issuing financial institutions that subscribe to their networks. Ownership or control of a branded network may also enable these competitors to influence the interchange fees financial institutions receive from retailers who accept transactions from the debit cards issued by these network participants. We are unable to predict whether the vertical integration between transaction processors and branded debit networks will have a positive or negative impact upon our processing business over the long-term.

Our software business competes primarily upon the basis of the quality and reliability of our software and its conformance to the current and future requirements of our customers. If we do not maintain the technological relevance of our software offerings or fail to anticipate shifts in customer requirements, our ability to sell our software products will be impaired.

Competition for our risk management products is based primarily on the quantity and quality of the data and data analytic capabilities available to us for this purpose and, to a somewhat lesser degree, price. Our competitive position in these markets could be harmed if our competitors were able to compile different data sources and analytical capabilities that proved to be more effective than our products. In addition, we continue to experience competitive pressure on the pricing for our check verification service.

Our business process management and information technology solutions offerings compete primarily on the basis of the quality of our service levels, price and the expertise we have with the process being outsourced to us. The future growth of this aspect of our business is dependent on demonstrating to our current and prospective customers that we are a dependable and efficient service provider who understands their particular business needs.

In addition to our current competitors, it is reasonable to expect that we will encounter substantial competition from new companies. No assurance can be given that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

IF WE EXPERIENCE SYSTEM FAILURES, THE PRODUCTS AND SERVICES WE PROVIDE TO OUR CUSTOMERS COULD BE DELAYED OR INTERRUPTED, WHICH WOULD HARM OUR BUSINESS AND REPUTATION AND RESULT IN THE LOSS OF CUSTOMERS.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer and telecommunications network systems and our data centers. Any significant interruptions could severely harm our business and reputation and result in a loss of revenue and customers. We could also be required to apply substantial amounts of our available cash to fund our settlement obligations and it is possible that we would not have sufficient resources in the event of a severe and persistent outage. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, unlawful acts, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent system failures, we cannot be certain that our measures will be successful and that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

LEGISLATION OR REGULATION COULD HARM OUR ABILITY TO COLLECT AND USE DATA, INCREASE OUR OPERATING COSTS OR OTHERWISE HARM OUR BUSINESS.

Existing and new laws and regulations relating to consumer privacy protection could harm our ability to collect and use consumer data, increase our operating costs or otherwise harm our business. We collect personal data about consumers for use in our risk management products. Due to increasing public concern over consumer privacy rights, Congress and state legislatures have adopted and are considering adopting laws and regulations restricting the purchase, sale and sharing of personal information about consumers. Several recent highly-publicized incidents of large scale ID theft have heightened these concerns. A material increase in the scope of these types of restrictions could impair the efficacy of our risk management products.

For example, in the past legislation has been proposed which would require consumers to opt in to any plan which would allow their nonpublic personal information to be disclosed. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business.

IF THE SECURITY OF OUR DATABASES IS COMPROMISED, OUR REPUTATION COULD SUFFER AND CUSTOMERS MAY NOT BE WILLING TO USE OUR PRODUCTS AND SERVICES.

If the security of our databases is compromised, our business could be materially adversely affected. In our electronic payments and risk management businesses, we collect personal consumer data, such as names and addresses, social security numbers, drivers’ license numbers, checking and savings account numbers and payment history records. Unauthorized access to our databases could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information overseas or over the Internet. A security or privacy breach may:

-	deter customers from using our products and services;

-	harm our reputation;

-	expose us to liability;

-	increase our operating expenses to remediate problems caused by the breach; and

-	decrease market acceptance of electronic commerce transactions in general.

WE MAY EXPERIENCE SOFTWARE DEFECTS, DEVELOPMENT DELAYS AND INSTALLATION DIFFICULTIES, WHICH COULD HARM OUR BUSINESS AND REPUTATION AND EXPOSE US TO POTENTIAL LIABILITY.

Our services and products are based on sophisticated software and computing systems and we often encounter delays when developing new products and services. Further, the software underlying our products and services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our products and technologies on platforms used by our customers or in new environments, such as the Internet. Defects in our software products, errors or delays in the processing of electronic transactions or other difficulties could result in:

-	delays in market acceptance;

-	additional development or installation costs;

-	diversion of technical and other resources;

-	loss of customers;

-	negative publicity; and

-	exposure to liability claims.

Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our license and client agreements, we cannot be certain that these measures will be successful in limiting our liability.

THERE ARE A NUMBER OF RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES AND OPERATIONS THAT COULD HARM OUR BUSINESS.

Because we currently sell some of our products and services on a global basis and provide outsourcing services from India, our business is subject to risks associated with doing business internationally. During 2004, we generated approximately 12% of our net sales outside of the United States and we presently anticipate that our international efforts will constitute a higher percentage of our net sales in future periods. Our future results could be harmed by a variety of factors, including:

-	changes in foreign currency exchange rates;

-	changes in a specific country’s or region’s political and economic conditions, particularly in emerging markets;

-	potentially unfavorable tax rules;

-	tariffs, duties and other trade barriers;

-	reduced protection for intellectual property rights;

-	challenges in managing widespread operations;

-	changes in foreign laws and regulatory requirements or in foreign policy; and

-	varying business practices in foreign countries.

We have prepared sensitivity analyses to assess the impact of hypothetical changes in foreign currency rates on our income before tax for the year ended December 31, 2004. Based upon these analyses, we estimate that a 10% adverse change in the exchange rate between the U.S. dollar and the British pound, Indian rupee and Canadian dollar would have reduced our reported income before taxes in 2004 by approximately $5 million.

In addition, the process of selling our outsourcing services typically involves visits to our sites in India by prospective customers. Increased levels of international tension can result in prospective clients postponing or canceling plans to visit our facilities, lengthening the sales cycle and otherwise inhibiting our ability to grow this business. Political opposition to the use of offshore resources such as our India-based operations and domestic security concerns that can make it more difficult for foreign nationals to obtain U.S. visas can potentially have a similar effect.

CHANGES IN INDIAN TAX LAWS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our Indian software development and business process management operations qualify for tax incentives associated with businesses that operate within designated geographic locations. These incentives generally provide us with exemptions from Indian tax on certain business income generated from these operations and phase out through March 2009. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If our Indian tax benefits are reduced or eliminated, our taxes in future periods would increase. Such an increase could reduce our profits.

WE FACE TERMINATION AND COMPLIANCE RISKS WITH RESPECT TO OUR GOVERNMENT CONTRACTS AND WE EXPECT OUR REVENUES FROM THIS BUSINESS TO DECLINE IN UPCOMING PERIODS.

All of our government EBT contracts can be terminated at any time, without cause, by the contracting governmental entity. We realized approximately 10% of our net sales in 2004 pursuant to contracts of this type. If a government contract is so terminated, we are generally entitled only to receive compensation for the services provided or costs incurred at the time of termination and a reasonable profit on the contract work performed prior to the date of termination. In addition, all of our government contracts require us to comply with various contract provisions and procurement regulations, and in some cases, accounting requirements. Violations of some of these provisions could, if not cured, result in termination of the contract and fines.

Although we continue to pursue new EBT contracts, we cannot predict whether our bids will be successful and, in any event, we expect the revenues we receive from EBT activities to decline substantially during 2005 due to scheduled contract expirations. If we are not successful in introducing additional EBT-related services or securing new contracts, we would anticipate that the revenues from our government services business will continue to decline for the foreseeable future.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

Despite our efforts to protect them, third parties may infringe or misappropriate our intellectual property rights, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We have also applied for patent protection on some of the features of our newer products. We may be required to expend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

Third parties may assert infringement claims against us in the future. Claims for infringement of all types of patents are a common source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY THAT YOU MAY CONSIDER FAVORABLE.

Provisions of our certificate of incorporation and bylaws and Delaware law may delay or prevent a change in control of our Company that you may consider favorable. These provisions include the following:

-	no cumulative voting by stockholders for directors;

-	a classified board of directors with three-year staggered terms;

-	the ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;

-	the ability of our board to issue preferred stock, without stockholder approval, with rights and preferences that may be superior to our common stock;

-	the ability of our board to amend our bylaws;

-	a prohibition of stockholder action by written consent;

-	advance notice requirements for stockholder proposals and for nominating candidates to our board;

-	restrictions under Delaware law on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock;

-	a requirement that 66-2/3% of our stockholders and 66-2/3% of our directors approve certain corporate transactions, including mergers and consolidations, sales of assets or amendments to our certificate of incorporation; and

-	we have adopted a stockholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer.